Gregory J. Peterson, Vice President/Controller/Chief Accounting Officer

June 20, 2017

Mr. William H. Thompson
Acting Branch Chief
Office of Consumer Products
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Southwest Gas Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 1-7850

Dear Mr. Thompson:

We are in receipt of your letter dated June 13, 2017 regarding your office’s review of the above listed filing.  That letter asked that we respond to the comments within 10 business days or tell you when we will provide a response.  Pursuant to our telephone conversation on June 20, 2017, we are notifying you that we are working on responses to the comments detailed in your letter and will respond by July 7, 2017.

Please contact me with any questions.

Sincerely,

/s/ Gregory J. Peterson

sw

5241 Spring Mountain Road / Las Vegas, Nevada 89150-0002
P.O. Box 98510 / Las Vegas, Nevada 89193-8510 / (702) 876-7120
www.swgas.com